8-41727

AB 3/5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

09058397

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SEC Mail Processing Section

FEB 27 2009

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~025427~~

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
cfd Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2704 South Goyer Road P.O. Box 2244
(No. and Street)

Kokomo (City) IN (State) 46904-2244 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brent Owens (765) 453-9600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Randy Grimes, CPA, LLC
(Name – *if individual, state last, first, middle name*)

1821 Teasdale Lane (Address) Kokomo (City) IN (State) 46902-4570 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Brent Owens, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of cfd Investments, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Brent Owens
Signature

President
Title

Chandra S. Collins
Notary Public
Chandra S. Collins Comm. exp. 8.15.09

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

cfd Investments, Inc.

Financial Statements
For the Years Ended
December 31, 2008 and 2007

Randy Grimes, CPA, LLC
1821 Teasdale Lane
Kokomo, Indiana 46902-4570
(765) 455-8517

cfd Investments, Inc.

Table of Contents
December 31, 2008 and 2007

Randy Grimes, CPA, LLC
1821 Teasdale Lane
Kokomo, Indiana 46902-4570
(765) 455-8517

Independent Auditor's Report

Board of Directors
cfd Investments, Inc.
Kokomo, Indiana

I have audited the accompanying balance sheets of cfd Investments, Inc. as of December 31, 2008 and 2007, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility Company's management. My responsibility is to express an opinion on these financial financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of cfd Investments, Inc. at December 31, 2008 and 2007, and the results of their operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

My audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 11-14 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to auditing procedures applied in the audit of the basic financial statements and, in my opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Randy Grimes, CPA, LLC
Certified Public Accountant
February 18, 2009

cfd Investments, Inc.

Statements of Financial Condition
December 31,

ASSETS

	2008	2007
Current Assets:		
Cash and cash equivalents (Note 2)	$ 424,846	$ 309,082
Commissions and fees receivable	232,677	253,311
Cash surrender value of life insurance	30,849	20,732
Prepaid expenses and deposits	4,216	6,618
Prepaid income taxes	0	82,834
Total Current Assets	692,588	672,577
Property and Equipment (Note 4):		
Net property and equipment	0	0
Other Assets:		
Long-term investments (Note 1)	37,065	74,235
Investments in partnership (Note 1)	145,736	157,275
Total Other Assets	182,801	231,510
Total Assets	$ 875,389	$ 904,087

LIABILITIES AND SHAREHOLDERS' EQUITY

	2008	2007
Current Liabilities:		
Accounts payable	$ 65,219	$ 26,809
Commissions payable	0	156,393
Corporate income taxes payable (Note 3)	9,171	0
Short-term notes payable	25,000	0
Total Current Liablilties	99,390	183,202
Total Long-Term Liabilities	0	0
Other Liabilities:		
Deferred income taxes (Note 3)	15,085	32,272
Total Other Liablilties	15,085	32,272
Total Liabilities	114,475	215,474
Shareholders' Equity:		
Common stock, no par value, 500 shares authorized, 382 shares issued and outstanding (Note 5)	376,625	376,625
Additional paid-in capital	15,500	15,500
Retained earnings <deficit>	368,789	296,488
Total Shareholders' Equity	760,914	688,613
Total Liabilities & Shareholders' Equity	$ 875,389	$ 904,087

The accompanying notes are an integral part of these financial statements.

cfd Investments, Inc.

Statement of Changes in Stockholders' Equity
For the Years Ended
December 31, 2008 and 2007

	Common Stock	Preferred Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stock-holders' Equity
Balance, January 1, 2007	$ 376,625	$ -0-	$ 15,500	$ 147,892	$ 540,017
Capital increase	-0-				-0-
Net income <loss> for the year				148,596	148,596
Balance December 31, 2007	376,625	-0-	15,500	296,488	688,613
Capital increase	-0-				-0-
Ronding				<1>	<1>
Net income <loss> for the year				72,302	72,302
Balance, December 31, 2008	$ 376,625	$ -0-	$ 15,500	$ 368,789	$ 760,914

The accompanying notes are an integral part of these financial statements.

cfd Investments, Inc.

Statements of Income
For the Years Ended December 31,

	2008	2007
Revenues:		
Commission revenues	$ 12,565,468	$ 14,145,564
Total revenues	12,565,468	14,145,564
Operating Expenses:		
Advertising and promotion	266,937	210,427
Clearing costs and fees	234,645	305,709
Commissions expense	10,495,736	11,994,096
Education, seminars and meetings	179,969	211,193
Employee leasing/salaries	717,864	687,648
Telephone expense	38,729	11,832
Registrations, licenses and assessments	75,908	53,722
Professional services	192,882	139,095
Dues and subscriptions	91,721	64,639
Bad debts expense	0	3,854
Travel and entertainment	28,604	31,868
Office and computer expense	289,657	325,321
Technology fees	337,833	181,604
Rent and utilities	137,688	120,394
Repairs and maintenance	24,558	0
Interest expense	23,828	0
Miscellaneous expenses	39,868	30,839
Total expenses	13,176,427	14,372,241
Operating profit <loss>	<610,959>	<226,677>
Other Income:		
Interest and dividend income	8,918	15,038
Unrealized gain or loss	<37,170>	28,050
Partnership income <loss> (Note 1)	<11,539>	<12,509>
Seminars, fees and miscellaneous	750,696	429,310
Total other income	710,905	459,889
Net income <loss> before income taxes	99,946	233,212
Income taxes:		
State corporate income taxes	8,574	19,856
Federal corporate income taxes	19,070	64,760
Total income taxes	27,644	84,616
Net income <loss> after taxes	$ 72,302	$ 148,596

The accompanying notes are an integral part of these financial statements.

cfd Investments, Inc.

Statements of Cash Flows
Increase (Decrease) in Cash and Cash Equivalents
For the Years Ended December 31,

	2008	2007
Cash Flows from Operating Activities:		
Cash received from customers	$ 12,572,638	$ 13,981,245
Cash paid to suppliers and employees	<13,077,402>	<14,104,172>
Investment income received	8,918	15,038
Interest paid	<23,623>	0
Income taxes <paid> received	47,174	<153,837>
Miscellaneous receipts	563,059	269,050
Net Cash Provided <Used> by Operations	90,764	7,324
Cash Flows from investing activities:		
Net Proceeds From <Used For>:		
Net acquisition of investments	0	10
Net cash provided <used> in investing activities	0	10
Cash Flows from financing activities:		
Net Proceeds From <Used For>:		
Issuance of short-term debt	25,000	0
Repayments of loans and advances	0	38,050
Net cash provided <used> in financing activities	25,000	38,050
Net increase <decrease> in cash and cash equivalents	115,764	45,384
Cash and cash equivalents, beginning of period	309,082	263,698
Cash and cash equivalents, end of period	$ 424,846	$ 309,082

	2008	2007
Cash Flows from Operating Activities:		
Net income <loss>	$ 72,302	$ 148,596
Adjustments to reconcile net income to net cash provided by operating activities:		
Unrealized gain <loss>	37,170	<28,050>
Bad debts expense	0	3,854
Partnership income <loss>	11,539	12,509
Changes in Operating Assets and Liabilities:		
<Increase> decrease in commissions receivable	20,633	<159,374>
<Increase> decrease in cash surrender value	<10,117>	3,676
<Increase> decrease in prepaid expenses	85,236	<76,422>
Increase <decrease> in accounts payable	38,410	<7,804>
Increase <decrease> in commissions payable	<156,393>	98,297
Increase <decrease> in corporate income taxes	9,171	<1,282>
Increase <decrease> in deferred income taxes	<17,187>	13,324
Total Adjustments	18,462	<141,272>
Net Cash Provided <Used> by Operations	$ 90,764	$ 7,324

The accompanying notes are an integral part of these financial statements.

cfd Investments, Inc.

Notes to Financial Statements
December 31, 2008 and 2007

Note 1- -Significant Accounting Policies:
cfd Investments, Inc., (the "Company") was incorporated in 1986 under the laws of the state of Indiana. However, no stock was issued, nor were any assets acquired until September, 1989. The Company is engaged in the security brokerage business. The Company was approved by its national regulatory agency, the National Association of Securities Dealers (NASD), (now FINRA), effective January 16, 1990.

The books and records are maintained on the accrual basis of accounting, which is in accordance with generally accepted accounting principles. Under this method, income is recognized when earned and expenses when incurred. Commission income and expense are considered earned on the trade date of the transaction, with the exception of mutual funds made by customers directly, whereby income is recognized when commissions are received. Significant policies are described below:

Advertising costs:
Generally accepted accounting principles permit either the expensing or capitalization of costs incurred in advertising and promotion. The Company, whose advertising is minimal is minimal and targeted at specific markets, expenses all advertising costs as incurred.

Use of estimates:
Management uses estimates and assumptions in preparation of financial statements. Those estimates and asssumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and reported revenues and expenses. Estimates included in these statements include prepaid items and commissions payable. Estimates may differ from actual results.

Investments:
In accordance with industry standards, investments, which represent a mutual fund and securities, are reflected at market value. This value reflects a decrease over historical cost $ 25,819, of which the current year portion of $<37,170> is reflected as an unrealized <loss> on the statement of operations. Investments held at December 31, 2008 and 2007 are held for long-term investment purposes.

During the year ended December 31, 2005, the Company invested $ 50,000 for a 14.29% interest in a partnership venture, Creative Financial Centre, LLC. For the years ended December 31, 2008 and 2007, losses in the amount of $ 11,539 and $ 12,509 are recorded, The Company invested an additional $ 125,000 into the partnership in 2006. The partnership leases commercial real estate, including the facility in which cfd Investments, Inc. operates.

Note 2- -Statements of Cash Flows:
The company considers all short-term, highly liquid investments, readily convertible to known amounts of cash, and whose original maturities are three months or less, to be cash equivalents.

Note 3- -Income Taxes:

As of the year ended 2005, all federal and state net operating losses have been utilized for income tax purposes. For the year 2008, timing differences due to unrealized gains and losses resulted in an uffavorable timing difference of $ 37,170. For 2007, unrealized gains and losses resulted in a favorable timing difference of $ 13,324. Under present rules, the current and cumulative effect of timing differences between financial reporting income and taxable income are recognized in deferred tax liability and deferred tax asset accounts.

For 2008, book income taxes are comprised of federal income tax of $ 19,070 and state income tax of $ 8,574,totaling $ 27,644. Statutory federal and state income taxes for 2008 are $ 33,098 and $ 11,733, respectively, totaling $ 44,831, resulting in an unfavorable timing difference of $ 17,187. For 2007, income taxes are comprised of federal income tax of $ 64,760 and state income tax of $ 19,856, totaling $ 84,616. Statutory federal and state income tax amounts for 2007 are $ 53,820 and $ 17,472, respectively, totaling $ 71,292, resulting in a favorable timing difference of $ 13,324.

Note 4- -Related Party Transactions:

The Company sold all fixed assets as of May 1, 2005 for the amount of $ 91,693. Terms were cash. All fixed assets weresold at net book value, which was deemed fair market value by both parties. There was no book gain on the transaction; tax gain was $ 45,859.

The sale of fixed assets was to an unrelated, but commonly managed entity; cfd Leasing, Inc. cfd Leasing, Inc. was established to rationally allocate costs of operations among several companies related and unrelated to it in a shared facility. Common expenses such as utilities, office expenses, equipment rent and repairs are allocted to the various entities using predetermined allocation formulas. In addition, since many personnel provide services to multiple entities, all personnel costs are incurred through cfd Leasing, Inc. and charged to the respective user of the services. No mark-ups are used in overall expenses, and all costs and overhead are allocated by their respective categories (utilities, office expense, etc.) and expensed accordingly. Expenses, including interest and other operating costs not specifically charged to operations are included as management fees. All costs are considered arms-length.

In addition, cfd Investments, Inc. leases its shared operating facility from a related party, a partnership in which the Company is a partner (Note 1). Lease expense is $ 10,000 per month, commencing with 2007 occupancy. The financial statements include $ 120,000 in rents for the years ended December 31, 2008 and 2007. The lease agreement requires minimum lease payments of $ 10,000 monthly January 1, 2007 to December 31, 2016.

Note 5- -Common Stock:

Effective January 1, 1995, all 108 outstanding shares of preferred stock were exchanged for 27 shares of common stock in a nine-for-two exchange. The shares of preferred stock were surrendered by the shareholders December 31, 1994, with shares of common stock being issued effective January 1, 1995. No additional shares have been issued since 1997. 382 shares are issued and outstanding.

Note 6- -Net Capital Requirements:

The Company is subject to the Securities and Exchange Commision Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

The Company had net capital of $ 473,567 and $ 278,582 at December 31, 2008 and 2007, respectively. These amounts were in excess of its required net capital of $ 50,000 and $ 50,000 by $ 423,567 and $ 228,582, respectively. The Company's net capital ratio was 24.17 percent and 77.35 percent for 2008 and 2007, respectively. There are no loans which are subordinated at December 31, 2008 or 2007.

For purposes of the computation of net capital, the following is the schedule of non-allowable assets:

	2008	2007
Cash surrender value	$ 30,849	$ 20,732
Accounts receivable	33,213	9,815
Commissions receivable	3,292	7,500
Rep insurance receivable	58,806	104,941
Prepaid expenses	4,216	89,452
Investment in partnership	145,736	157,275
Totals	$ 276,112	$ 389,715

The Company's computation of net capital under Rule 15c3-1 is presented on the following page.

Note 7- -Concentration of Credit Risk:

Current federal regulations provide for deposit insurance on qualifying amounts not exceeding $ 100,000 per depositor. The Company has no deposits in excess of these amounts at December 31, 2008 or 2007.

cfd Investments, Inc.

Computation of Net Capital
December 31,

	2008	2007
Total assets	$ 875,389	$ 904,087
Total liabilities	114,475	215,474
Net worth	760,914	688,613
Add: subordinated loans	0	0
Adjusted net worth	760,914	688,613
Less: non-allowable assets	276,112	389,715
Current capital	484,802	298,898
Less: haircuts	11,235	20,316
Net capital	473,567	278,582
Required net capital	50,000	50,000
Excess net capital	$ 423,567	$ 228,582
Aggregate indebtedness	$ 114,475	$ 215,474
Aggregate indebtedness to net capital	24.17	77.35

The accompanying notes are an integral part of these financial statements.

cfd Investments, Inc.

Computation for Determination of Reserve Requirements And Information for Possession or Control Requirements Pursuant to Rule 15c3-3 December 31, 2008 and 2007

Exemption under Section (k)(2)(ii) is claimed:

All customer transactions are cleared through another broker/dealer on a fully disclosed basis. The Company holds no customer funds or securities. Any such funds or securities are promptly transmitted to the clearing broker/dealer. The Company is therefore exempt from the possession or control requirements under Securities and Exchange Commission Rule 15c3-3.

Reconciliation of Net Capital Computation and Rule 15c3-3 Reserve Requirement and Unaudited Part II or Part IIA

		2008		2007
Net capital per unaudited Part IIA		$ 441,053		$ 318,778
Increase <decrease> in commissions receivable	-0-		<116,876>	
Non-allowable portion	-0-	-0-	2,700	<114,176>
Increase <decrease> in prepaid expenses	<35,660>		<71,292>	
Non-allowable portion	35,660	-0-	71,292	-0-
Increase <decrease> in partnership interest	-0-		<12,509>	
Non-allowable portion	-0-	-0-	12,509	-0-
<Increase> decrease in cash surrender value	-0-		<3,676>	
Non-allowable portion	-0-	-0-	3,676	-0-
Increase <decrease> in deferred tax assets	-0-		<5,546>	
Non-alowable portion	-0-	-0-	5546	-0-
Increase <decrease> in investments		<4,976>		-0-
<Increase> decrease in accounts payable		-0-		92,043
<Increase> decrease in income taxes payable		20,303		-0-
<Increase> decrease in haircuts		-0-		<4,739>
<Increase> decrease in deferred income taxes		17,187		<13,324>
Net capital per audit		$ 473,567		$ 278,582

Randy Grimes, CPA, LLC
Certified Public Accountant
1821 Teasdale Lane
Kokomo, Indiana 46902-4570
(765) 455-8517

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
cfd Investments, Inc.
Kokomo, Indiana

In planning and performing my audits of the financial statements and supplemental schedules of cfd Investments, Inc. (the Company) for the years ended December 31, 2008 and 2007, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements. Accordingly, I do not express my opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding assets. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securites accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that these controls may become inadequate because of changes in conditions or that the effectiveness of their design and

operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency or combination of control deficiencies that adversely affects the entity's ability to initiate, authorize, record, process, or report financial date reliably in accordance with generally accepted accounting principles such that there is no more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be a material weaknesses. However, I identified the following deficiency that I consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing and extent of the procedures performed in my audit of the financial statements of cfd Investments, Inc. as of and for the year ended December 31, 2008, and its report theeon dated February 18, 2009.

> Due to a limited number of personnel, an inadequate segregation of duties exists with respect to cash transactions that result in inadequate control over cash receipts and disbursements. I recommend assignment of some of these duties to other personnel.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe the Company's practices and procedures were deficient at December 31, 2008, as noted in the above paragraph.

This report is intended solely for the information and use of cfd Investments, Inc. management, the Securities and Exchange Commission, the New York Stock Exchange and other such regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

Randy Grimes, CPA, LLC
Certified Public Accountant
February 18, 2009

Randy Grimes, CPA, LLC 1821 Teasdale Lane Kokomo, Indiana 46902-4570 (765) 455-8517
Member of the American Institute of CPAs and the Indiana CPA Society

END